Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Three Months Ended March 31,
2020
Earnings:
Income (loss) before income taxes	$(130,726)
Add: Fixed Charges	61,879
Add: Amortization of capitalized interest	58
Less: Interest capitalized	4,067
Less: Earnings from joint venture, net	118
Total earnings (loss)	$(72,974)

Fixed charges:
Interest costs (1)	$60,411
Interest factor of operating lease expense (2)	1,468
Total fixed charges	$61,879

Ratio of earnings (loss) to fixed charges (3)	(1.18)

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.